UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number  000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.
411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD, LLP, independent auditors, dated June 27, 2008.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of BKD, LLP.

LMI Aerospace, Inc. Profit-Sharing
And Savings Plan and Trust
EIN 43-1309065 PN 002

Accountants’ Report and Financial Statements

December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

Administrative Committee
LMI Aerospace, Inc. Profit-Sharing and
   Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s

Administrative Committee
LMI Aerospace, Inc. Profit-Sharing and
   Savings Plan and Trust
Page 2.

Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 27, 2008

Federal Employer Identification Number:  44-0160260

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Investments, at fair value	$33,692,635	$26,467,214

Net Assets Available for Benefits	$33,692,635	$26,467,214

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006

Investment Income
Net appreciation in fair value of investments	$5,792,583	$2,822,126
Interest and dividends	135,547	106,286

Net investment income	5,928,130	2,928,412

Contributions

Employer	388,349	250,277
Participants	2,143,880	1,960,054
Rollovers	403,456	269,977

	2,935,685	2,480,308

Total additions	8,863,815	5,408,720

Deductions
Benefits paid to participants	1,592,476	1,831,982
Administrative expenses	45,918	36,025

Total deductions	1,638,394	1,868,007
		.

Net Increase	7,225,421	3,540,713

Net Assets Available for Benefits, Beginning of Year	26,467,214	22,926,501

Net Assets Available for Benefits, End of Year	$33,692,635	$26,467,214

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

Note 1:                 Description of the Plan

The following description of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust (“Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its employees who have at least 1,000 hours of service and one year of continuous employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Nationwide Trust Company, FSB serves as Plan Custodian.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions up to 60% of eligible compensation.  Employee rollover contributions are also permitted. The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors.  For the years ended December 31, 2007 and 2006, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $1,000.  There were no discretionary contribution made by the Company for the years ended December 31, 2007 and 2006. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various mutual funds and the common stock of the Company.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon.  Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of continuous service.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity.  At December 31, 2007 and 2006, plan assets of $1,094 and $2,780, respectively, were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan shall be $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

Note 2:                 Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Consequently, certain revenue and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on January 17, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

Note 3:                 Investments

The following table presents the Plan’s investments.  Investments that represent 5% or more of total plan assets in either year are separately identified.

	2007	2006

Investments at Fair Value

Mutual Funds
American Funds Capital World Growth and Income Fund	$2,679,874	$2,112,734
American Funds Growth Fund of America Fund	1,920,093	1,516,222
Davis NY Venture Fund	1,668,821	1,504,448
Nationwide Best of America Indexed Fixed Fund	1,630,677	1,410,210
John Hancock Classic Value Fund	1,012,614	1,337,601
Other	13,245,360	9,764,587

LMI Aerospace, Inc. Common Stock	10,379,047	7,915,450

	32,536,486	25,561,252

Investments at Cost Which Approximates Fair Value

Participant Loans	1,156,149	905,962

Total investments	$33,692,635	$26,467,214

Included in the LMI Aerospace, Inc. Common Stock is a cash reserve, as determined by the Custodian, for settlement of future common stock transactions.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

During the years ended 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

	2007	2006

Investment Appreciation

LMI Aerospace, Inc. Common Stock	$4,762,490	$1,062,141
Mutual Funds	1,030,093	1,759,985

Net appreciation in fair value	$5,792,583	$2,822,126

Interest and dividends realized on the Plan’s investments for the years ended 2007 and 2006 were $135,547 and $106,286, respectively.

Note 4:                 Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.  During 2007 and 2006, the Plan had party-in-interest transactions with LMI Aerospace, Inc. and various services providers of administrative, trust and recordkeeping services as follows:

Active participants can purchase LMI Aerospace, Inc. common stock from their existing account balances.  At December 31, 2007 and 2006, participants held 375,410 and 492,709 shares, respectively.

The Plan incurs expenses related to general administration and recordkeeping.  The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

LMI Aerospace, Inc. Profit-Sharing And
Savings Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

Note 5:                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, to Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$33,692,635	$26,467,214
Contributions received subsequent to year end	440,339	388,349

Net assets available for benefits per Form 5500	$34,132,974	$26,855,563

The following is a reconciliation of contributions to the Plan per the financial statements for the years ended December 31, 2007 and 2006, to Form 5500:

	2007	2006

Contributions per the financial statement	$2,935,685	$2,480,308
Less: Prior year contribution receivable	(388,349)	(300,051)
Plus: Current year contribution receivable	440,339	388,349

Contributions per Form 5500	$2,987,675	$2,568,606

Supplemental   Schedule

LMI Aerospace, Inc. Profit-Sharing
And Savings Plan and Trust

EIN 43-1309065 PN 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Investment Type and Issuer	Current Value

Mutual Funds
* Nationwide Best of America Indexed Fixed Fund	$1,630,677
* Nationwide Best of America Short Term Indexed Fixed Fund	43,763
* Nationwide Investor Destinations Aggressive Fund	418,117
* Nationwide Investor Destinations Conservative Fund	242,017
* Nationwide Investor Destinations Moderate Fund	549,107
* Nationwide Investor Destinations Moderately Aggressive Fund	657,777
* Nationwide Investor Destinations Moderately Conservative Fund	281,685
American Century Small Company Fund	172,103
American Fundamental Investor R5	35,174
American Funds Amcap Fund	281,959
American Funds Capital World Growth and Income Fund	2,679,874
American Funds Growth Fund of America Fund	1,920,093
American Funds Income Fund of America	672,098
Baron Growth Fund	1,214,398
Calvert Income Fund	664,773
Davis NY Venture Fund	1,668,821
Dreyfus Appreciation Fund	198,445
Fidelity Adviser Freedom 2005	157,048
Fidelity Adviser Freedom 2010	155,698
Fidelity Adviser Freedom 2020	5,026
Fidelity Adviser Freedom 2025	5,027
Fidelity Adviser Freedom 2030	5,020
Fidelity Adviser Freedom 2035	5,021
Fidelity Adviser Freedom 2040	24,322
Fidelity Adviser Freedom 2045	5,546
Fidelity Adviser Freedom 2050	21,295
Franklin Balance Sheet Investment Fund	278,354
Heartland Value Fund	318,769
John Hancock Classic Value Fund	1,012,614
Lord Abbett Mid-Cap Value Fund	938,691
Oppenheimer International Bond Fund	1,115,975
Oppenheimer Value Fund	338,726
PIMCO Real Return Fund	695,313
Pioneer High Yield Fund	879,319
Principal Investor Equity Income Fund	195,767
Templeton Growth Fund	1,315,166
Van Kampen Mid Cap Growth Fund	1,353,861

* LMI Aerospace, Inc. Common Stock	10,379,047

* Participant Loans, 4.5% - 9.5%	1,156,149
$33,692,635
* Represents a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT-SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date:	By:
Lawrence E. Dickinson
Chief Financial Officer and Secretary